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September 5, 2012

Katherine Hsu Office Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
           Re:              Morgan Stanley Capital I Trust 2011-C3
Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”)
Filed March 30, 2012
File No. 333-167764-01

Morgan Stanley Mortgage Capital Holdings LLC
Form ABS-15G for the Initial Period Ended December 31, 2011 (the “Morgan Stanley Form ABS-15G”)
Filed February 14, 2012
File No. 025-00606

Bank of America, National Association
Form ABS-15G for the Initial Period Ended December 31, 2011 (the “Bank of America Form ABS-15G”)
Filed February 14, 2012
File No. 025-00530

Dear Ms. Hsu:

On behalf of Morgan Stanley Capital I Trust 2011-C3, Morgan Stanley Capital I Inc. and Morgan Stanley Mortgage Capital Holdings LLC (collectively, the “Morgan Stanley Entities”), we thank you for your letter of August 13, 2012.  We have reviewed and discussed your letter with representatives of the Morgan Stanley Entities, which have instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Katherine Hsu

of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

Morgan Stanley Capital I Inc. (the “Registrant”) has filed an amendment to the Form 10-K (the “Form 10-K/A Filing”), and Morgan Stanley Mortgage Capital Holdings LLC is filing an amendment to the Morgan Stanley Form ABS-15G (the “Form ABS-15G/A Filing”).  We understand that Bank of America, National Association has filed an amendment to the Bank of America Form ABS-15G.

Form 10-K for the Fiscal Year Ended December 31, 2011

Body of Form 10-K

1.
With respect to Wells Fargo Bank’s (Corporate Trust Services) Assessment of Compliance with Servicing Criteria, we note your statement that management has identified material noncompliance attributable to errors impacting payments, “including those for a subset of RMBS transactions in the platform that contain multi-group features,” which you refer to as the Subject Transactions. The disclosure does not clearly explain the scope of the transactions to which the noncompliance relates. For example, the disclosure does not explain whether the material noncompliance identified included noncompliance for the particular transaction covered by this Form 10-K. Please amend to clarify or tell us why such amendment is not necessary.

The Staff’s requested change has been made in the Form 10-K/A Filing under the heading “Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.”

Body of Form 10-K and Exhibit 33.6

2.
Also with respect to Wells Fargo Bank’s (Corporate Trust Services) Assessment of Compliance with Servicing Criteria, we note your statement that “management has determined the modeling errors for Subject Transactions to be the most significant issue resulting in material instances of noncompliance” (emphasis added). Item 1122 requires disclosure of any material instance of noncompliance identified by the party. You have not disclosed each material instance of noncompliance separately as required by Item 1122. As a result, the disclosure is not clear, for example, how all of the errors were related, if true, or whether each were separate instance of noncompliance caused by different modeling errors that were unrelated. Please amend to clarify or tell us why such amendment is not necessary.

The Staff’s requested change has been made in the Form 10-K/A Filing under the heading “Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.”

Katherine Hsu

Exhibit 31

3.
Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). For example, the certification includes introductory language not set forth in Item 601(b)(31)(ii) and you include the title of the certifying individual in the first sentence of the certification. We also note that paragraph four of your certification includes language not set forth in Item 601(b)(31)(ii). Please confirm that in future filings, the certification you file will follow the specific form and content of Item 601(b)(31)(ii).

The Registrant confirms that in future filings, the certification it files will follow the specific form and content of Item 601(b)(31)(ii) of Regulation S-K.

Form ABS-15G

4.
We note that the Form ABS-15Gs that Morgan Stanley Capital Holdings LLC and Bank of America, National Association each filed on February 14, 2014 as securitizers of Morgan Stanley Capital I Trust 2011-C3 each include a footnote that they have “attempted to gather” information required by Rule 15Ga-1 by conducting specified actions “…among other things..” and that the each securitizer cannot be certain that they have obtained all applicable Reporting Information because “among other things” of specific reasons. Your statements do not clearly indicate whether you have provided all information required by Rule 15Ga-1 that can acquired without unreasonable effort or expense. Please amend the relevant Forms ABS-15G to clearly indicate that each securitizer has provided 1) the information that they do possess or can acquire without unreasonable effort or expense and 2) a statement that fully explains why any omitted information would require unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2).

The Staff’s requested change has been made in Exhibit 99.1 attached to the Form ABS-15G/A Filing.

Each of the Registrant and Morgan Stanley Mortgage Capital Holdings LLC hereby acknowledges that:

•
it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A Filing (in the case of the Registrant) or the Form ABS-15G/A Filing (in the case of Morgan Stanley Mortgage Capital Holdings LLC);

Katherine Hsu

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K/A Filing or the Form ABS-15G/A Filing, as applicable; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.

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